UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 28)

TELECOM ITALIA S.P.A.

(Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE

PER ORDINARY SHARE

(Title of Class of Securities)

87927W10

(CUSIP Number)

AMEDEO NODARI

BANCA INTESA S.P.A.

PIAZZA DELLA SCALA 6

MILAN 20121, ITALY

011 39 02 87941852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 87927W10	13D	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BANCA INTESA S.P.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS:

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER:

74,111,574
8 SHARED VOTING POWER:

2,407,345,359 (See Item 5)
9 SOLE DISPOSITIVE POWER:

66,265,505
10 SHARED DISPOSITIVE POWER:

2,407,345,359 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

2,481,456,933 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.55 (See Item 5)
14	TYPE OF REPORTING PERSON:

CO

Page 2 of 5 Pages

This Amendment No. 28 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the “Statement on Schedule 13D”), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy (“Intesa”), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Intesa, Pirelli, Edizione Holding, Edizione Finance, UniCredito, Olimpia S.p.A. (“Olimpia”) and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. (“Hopa”) are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 17 to the Statement on Schedule 13D) and to the information relating thereto reported in Amendments No. 25 and 27 to the Statement on Schedule 13D. On July 12, 2006, Pirelli purchased 80%, and Edizione Finance and Edizione Holding purchased the remaining 20%, of Hopa’s 16% stake in Olimpia for an aggregate cash purchase price of approximately (euro)622,000,000. After giving effect to those transactions, the share capital of Olimpia is held by Pirelli, Edizione Finance (together with Edizione Holding), UCI and Intesa in the following respective proportions: 70.46%, 20%, 4.77% and 4.77%.

Also on July 12, 2006, (i) Hopa purchased all of Olimpia’s 19.999% stake in Holinvest S.p.A. (“Holinvest”) for a cash purchase price of approximately (euro)86,000,000 and (ii) Olimpia and Holinvest executed a letter agreement (the “Holinvest Agreement”) which places certain restrictions on Holinvest’s ability to acquire or dispose of Telecom Italia Shares for a period of two years. Under the Holinvest Agreement, Holinvest grants to Olimpia a right of first refusal in connection with any proposed transfer by Holinvest of Telecom Italia Shares (i) to the extent that such transfer would result in Holinvest owning less than approximately 65% of the total number of Telecom Italia Shares that it owned as of July 12, 2006 or (ii) if, at the time of such proposed transfer, Holinvest owns less than approximately 65% of the number of Telecom Italia Shares that it owned as of July 12, 2006. Also, under the Holinvest Agreement, Holinvest (and, for so long as Hopa controls Holinvest, Hopa) is prohibited from acquiring any additional Telecom Italia Shares without the prior consent of Olimpia, provided that (i) Olimpia may not unreasonably withhold such consent with respect to any proposal to acquire up to an additional 1% in aggregate of the total number of issued and outstanding Telecom Italia Shares and (ii) Olimpia’s consent is not required in respect of any acquisition by Holinvest of Telecom Italia Shares if, after giving effect to such acquisition, Holinvest’s holding of Telecom Italia Shares would not exceed 3.68% of the total number of issued and outstanding Telecom Italia Shares. An English translation of the Holinvest Agreement is filed as Exhibit 71.

On each of July 4, 2006 and July 12, 2006, Pirelli, Edizione Finance, Edizione Holding and Hopa issued a joint press release concerning the transactions described above in this Item 6. A copy of the July 4, 2006 press release is filed as Exhibit 72 and a copy of the July 12, 2006 press release is filed as Exhibit 73.

Page 3 of 5 Pages

Item 7. Material to be Filed as Exhibits

71.	Letter Agreement, dated as of July 12, 2006, between Olimpia and Holinvest (English translation) (incorporated by reference to Exhibit 99 to the Schedule 13D, dated May 26, 2006, filed with the Securities and Exchange Commission by Pirelli).

72.	Joint Press Release, dated as of July 4, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa (incorporated by reference to Exhibit 100 to the Schedule 13D, dated May 26, 2006, filed with the Securities and Exchange Commission by Pirelli).

73.	Joint Press Release, dated as of July 12, 2006, issued by Pirelli & C., Edizione Finance, Edizione Holding and Hopa(incorporated by reference to Exhibit 101 to the Schedule 13D, dated May 26, 2006, filed with the Securities and Exchange Commission by Pirelli).

[SIGNATURES ON NEXT PAGE]

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2006

BANCA INTESA S.p.A.

By:	/s/ Amedeo Nodari
Name:	Amedeo Nodari
Title:	Head of Institutional Investments

By:	/s/ Marco Cerrina Feroni
Name:	Marco Cerrina Feroni
Title:	Head of Merchant Banking

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